# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eastern International Ltd., CIK 0002013320
CUSIP: G2907P107
Title of class of securities: Ordinary shares, par value of $0.0001 per share
Address of issuer's principal executive offices: Suite 901, Building #2, Xiaoshan Eco & Tech Dev. Zone, Zhejiang Province, China (F4), 311231
Date of event which requires filing of this statement: 03/31/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002113576
Persons authorized to receive notices and communications: Mr. Albert Wong, Suite 901, Building #2,, Xiaoshan Eco & Tech Dev. Zone, Zhejiang Province, China (F4), 311231, (86) -571-8235-6096

## Reporting persons
- Albert Wong (CIK 0002113576): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 14,446,000; shared voting power 0; sole dispositive power 5,446,000; shared dispositive power 0; aggregate amount beneficially owned 5,446,000 (39.9% of the class)
  Comment: (1) the percentage ownership interest in row 13 is determined based on (i) a total of 12,457,000 ordinary shares of the Issuer outstanding as of April 1, 2026 and (ii) if the holder converts 1,000,000 preferred shares to 1,000,000 ordinary shares in 60 days; (2) Mr. Albert Wong, Chairman of the Board and Chief Executive Officer of the Issuer, is a 70% shareholder and director of Eastern Worldwide Logistics Group Inc. a Samoa company, which owns 4,266,000 ordinary shares of the Company. Mr. Albert Wong was granted stock award of 180,000 ordinary shares of the Company on March 31, 2026. Mr. Albert Wong also owns all of the 1,000,000 outstanding preferred shares of the Issuer. Each preferred share has 10 votes at general meetings of the shareholders of the Issuer as reflected in row 7 and each preferred share is convertible into one Ordinary Share at any time at the option of the holder.
- Eastern Worldwide Logistics Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Samoa (Y0); source of funds: other (OO); sole voting power 4,266,000; shared voting power 0; sole dispositive power 4,266,000; shared dispositive power 0; aggregate amount beneficially owned 4,266,000 (34.2% of the class)
  Comment: Calculated based on a total of 12,457,000 issued and outstanding ordinary shares of the Issuer as of April 1, 2026, provided by the transfer agent of the Company.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value of $0.0001 per share
Name of issuer: Eastern International Ltd.
Address of issuer's principal executive offices: Suite 901, Building #2, Xiaoshan Eco & Tech Dev. Zone, Zhejiang Province, China (F4), 311231

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Albert Wong and Eastern Worldwide Logistics Group Inc. (together, the "Reporting Persons", and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).
Residence or business address:
Mr. Albert Wong is a citizen of Hong Kong. The business address of Mr. Albert Wong is Suite 901, Building #2, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China 311231.

Eastern Worldwide Logistics Group Inc. is a company incorporated in Samoa and is 70% owned by Mr. Albert Wong, who is also a director of Eastern Worldwide Logistics Group Inc. The registered address of Eastern Worldwide Logistics Group Inc is Portcullis Chambers, P.O. Box 1225, Apia, Samoa.
Present principal occupation or employment: Mr. Albert Wong is the Chief Executive Officer and Chairman of the Board of the Issuer. Mr. Albert Wong is 70% owner and a director of Eastern Worldwide Logistics Group Inc. The business address of Mr. Albert Wong is Suite 901, Building #2, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China 311231.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Albert Wong is a citizen of Hong Kong. Eastern Worldwide Logistics Group Inc. is a company incorporated in Samoa.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 6 is hereby incorporated by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 is hereby incorporated by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Eastern Worldwide Logistics Group Inc. owns and has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 4,266,000 ordinary shares of the Issuer, which represents approximately 34.2% of the outstanding ordinary shares of the Issuer, calculated based on a total of 12,457,000 issued and outstanding ordinary shares of the Issuer as of April 1, 2026 provided by the transfer agent of the Issuer.

Mr. Albert Wong was granted a stock award of 180,000 ordinary shares of the Issuer on March 31, 2026. Mr. Albert Wong also owns all of the 1,000,000 outstanding preferred shares of the Issuer. Each preferred share has 10 votes at general meetings of the shareholders of the Issuer and each preferred share is convertible into one ordinary share at any time at the option of the holder. In his capacity as a 70% beneficial owner and director of Eastern Worldwide Logistics Group Inc, Mr. Wong has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 4,266,000 ordinary shares of the Issuer owned by Eastern Worldwide Logistics Group Inc. along with the ordinary shares and preferred shares directly owned by him, which represents a total of approximately 39.9% of the outstanding ordinary shares of the Issuer, calculated based on: (i) a total of 12,457,000 issued and outstanding ordinary shares of the Issuer as of April 1, 2026 and (ii) if the holder converts 1,000,000 preferred shares to 1,000,000 ordinary shares in 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) of this Report on this Schedule 13D is hereby incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 31, 2026 (the "Grant Date"), the Compensation Committee ("Committee") of the Board of Directors (the "Board") of the Issuer granted stock awards of 180,000 ordinary shares to Albert Wong, Chief Executive Officer and Chairman of the Board, pursuant to the Issuer's 2025 Omnibus Equity Plan. The grant vested immediately on the Grant Date and the grantee also entered into an Unrestricted Stock Award Agreement with the Issuer on March 31, 2026.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A - Joint Filing Agreement dated April 3, 2026 by and between the Reporting Persons

B - Form of Unrestricted Stock Award Agreement between Albert Wong and the Issuer (incorporated by reference to exhibit 10.1 of Form 6-K filed by the Company on April 3, 2026)

## Signatures
- Albert Wong: /s/ Albert Wong, Albert Wong (04/03/2026)
- Eastern Worldwide Logistics Group Inc.: /s/ Albert Wong, Albert Wong (04/03/2026)